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March 27, 2008
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
RE:	UGI Corporation
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 8, 2008
Definitive Proxy Statement on Schedule 14A
Filed December 18, 2007
Form 8-K Filed November 14, 2007
File No. 1-11071
Dear Mr. Owings:
This letter is submitted on behalf of UGI Corporation (the “Company”) to respond to the comments included in your letter dated March 10, 2008 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2007, filed November 29, 2007, the Form 10-Q for the quarterly period ended December 31, 2007, filed February 8, 2008, the Definitive Proxy Statement on Schedule 14A, filed December 18, 2007 and the Form 8-K filed November 14, 2007.
Form 10-K for the Fiscal Year Ended September 30, 2007
Cover Page
1. Because you choose to incorporate certain portions of the disclosures required in Part III of Form 10-K, please include the information required by Form 10-K on the cover page indicating which documents are being incorporated by reference.
UGI Corporation Response
The Company will include language regarding incorporation by reference to its Definitive Proxy Statement on Schedule 14A on the cover page of future Annual Reports on Form 10-K.

Mr. H. Christopher Owings
March 27, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
Financial Condition and Liquidity, page 51
2. In the disclosure regarding indebtedness of AmeriGas Partners on page 52, please disclose briefly what constitutes the $933.1 million of outstanding indebtedness at September 30, 2007. In this regard, we note the disclosure that there were no amounts outstanding under AmeriGas’ credit agreement at September 30, 2007. In addition, we note the cross-reference to more detailed disclosure in Note 3 to UGI Corporation’s financial statements; however, please include a brief description on page 52. Please include similar disclosure for the International Propane segment.
UGI Corporation Response
In future filings, Management’s Discussion and Analysis of Financial Condition and Results of Operations will include a brief description of what constitutes the total debt of AmeriGas Partners and the Company’s International Propane segment. The form and content of such brief descriptions will generally be as follows:
AmeriGas Partners
“The Partnership’s total debt outstanding at September 30, 2007 was $933.1 million. Total debt outstanding includes $779.8 million of AmeriGas Partners’ Senior Notes, $150.7 million of AmeriGas OLP First Mortgage Notes and $2.6 million of other long-term debt. There were no amounts outstanding under AmeriGas OLP’s Credit Agreement at September 30, 2007.”
International Propane
“Antargaz’ total debt outstanding at September 30, 2007 was €382.1 million ($544.9 million) and consisted primarily of €380 million ($541.8 million) outstanding under its Senior Facilities term loan. There were no amounts outstanding under the revolving loan portion of Antargaz’ Senior Facilities Agreement as of September 30, 2007.
Flaga’s total debt outstanding at September 30, 2007 was €48.3 million ($68.9 million). Total debt outstanding includes €42 million ($59.9 million) under its Term Loan, and €6.3 million ($8.9 million) outstanding under its working capital facility.”
Cash Flows, page 54
3. Reference is made to your disclosure that the increase in cash flow from operating activities in fiscal 2007 reflects lower cash used for working capital purposes by UGI Utilities. Please provide a discussion of the principal reasons for the change in cash flows related to the working capital accounts of UGI Utilities. Please also provide a discussion of significant changes in working capital requirements for each year presented. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Mr. H. Christopher Owings
March 27, 2008

UGI Corporation Response
The Company acknowledges the intent of the Commission’s guidance regarding the discussion of sources and uses of cash in Section IV B of Release No. 33-8350. In future filings with the Commission that include discussions of sources and uses of cash from operations, the Company will include a discussion of the major changes in working capital amounts, the main drivers of the changes in working capital amounts (e.g. changes in sales volumes or changes in sales prices) and material factors affecting the main drivers of those changes, if not otherwise evident. These changes will be provided for each year or interim period presented.
For example, with respect to the Company’s increase in cash flow from changes in UGI Utilities’ working capital in fiscal 2007 as compared with fiscal 2006 (as mentioned in the Company’s 2007 MD&A Cash Flow discussion), additional descriptive language would include the following: “ the higher amount of cash used for working capital changes by UGI Utilities in fiscal 2006 reflects a higher amount of cash required to purchase natural gas for storage, due in large part to higher natural gas prices paid during the year, higher cash payments to reduce accounts payable, and higher cash payments to refund electric supplier cash collateral principally received from suppliers during fiscal 2005.”
Contractual Cash Obligations and Commitments, page 56
4. Please disclose the nature of contractual obligations excluded from the table such as interest on long-term variable rate debt and other noncurrent liabilities reflected in your balance sheet together with pertinent data for an understanding of the timing and amount of such obligations. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.
UGI Corporation Response
The interest rate on substantially all of the Company’s outstanding long-term variable rate debt has been effectively fixed through the execution of interest rate swap agreements. The table of Contractual Cash Obligations and Commitments reflects expected interest payments on this effectively fixed-rate debt. The components of the other noncurrent liabilities included in our Consolidated Balance Sheet at September 30, 2007 principally comprise refundable tank and cylinder deposits (as further described in Note 1 to consolidated financial statements under the caption “Refundable Tank and Cylinder Deposits”), self-insured property and casualty liabilities, pension and other post-employment benefit liabilities, obligations under environmental remediation agreements, and liabilities associated with executive compensation plans. These liabilities are not included in the table of Contractual Cash Obligations and Commitments because they are estimates of future payments and not contractually fixed as to timing or amount.

Mr. H. Christopher Owings
March 27, 2008

In future filings requiring disclosure in tabular form of contractual cash obligations and commitments, the Company will include footnotes to the table or supplemental disclosures (1) describing the nature of the liabilities included in other noncurrent liabilities and (2) explaining that these liabilities are excluded from the table because they are estimates of future payments and not contractually fixed as to timing and amount. Such footnote or supplemental information will include cross- references to related footnotes in the financial statements that describe more fully the nature of these liabilities.
Financial Statements
Consolidated Statements of Income, page F-8
5. Please separately present cost of sales applicable to each category of revenues presented on the face of the statement. Refer to Rule 5-03(b) of Regulation S-X.
UGI Corporation Response
In future filings on Form 10-K, the Company will present on the face of the income statement those categories of cost of sales that are associated with each category of revenues presented on the face of the income statement.
Notes to Consolidated Financial Statements, page F-11
Note 1- Organization and Summary of Significant Accounting Policies, page F-11
Property, Plant and Equipment and Related Depreciation, page F-14
6. Please disclose balances of major classes of depreciable assets by nature or function at each balance sheet date. Refer to paragraph 5 of APB 12. Also disclose your accounting policies related to asset retirement obligations.
UGI Corporation Response
Although the Company believes that it has complied with paragraph 5 of APB 12 because it discloses its depreciable assets on the face of its Consolidated Balance Sheets in four categories under the captions, “AmeriGas Propane,” “International Propane,” “UGI Utilities” and “Other,” the Company believes that a more detailed presentation of the nature of these assets would be meaningful. In future filings requiring the disclosures included in APB 12, paragraph 5, the Company will disclose in the footnotes to the financial statements the nature of the major classes of property, plant and equipment included in the Consolidated Balance Sheets. For the Company’s natural gas and electric utility operations, the major classes of assets are transmission, distribution, storage, and general and other assets. For the Company’s combined International Propane and AmeriGas Propane operations, the major classes of assets are land, buildings and improvements, transportation equipment, storage facilities, equipment (principally tanks and cylinders) and other.

Mr. H. Christopher Owings
March 27, 2008

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” and FIN 47, “Accounting for Conditional Asset Retirement Obligations — An Interpretation of FASB Statement No. 143.” The Company has determined that its estimated liabilities for asset retirement obligations are not material to the Company’s consolidated financial statements and, therefore, the Company does not consider its asset retirement accounting policy to be a significant accounting policy.
Note 3- Debt, page F-20
7. We note your disclosures regarding restrictions on distributions and payment of dividends by the Partnership and AGZ and the restrictive covenants under the Utilities Revolving Credit Agreement. We assume that restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. If so, please clarify your disclosure regarding the nature of the restrictions on the ability of subsidiaries to transfer funds to you in the form of distributions, dividends, loans or advances and the amounts of such restricted net assets as of the end of the most recently completed fiscal year as required by Rule 4-08(e)(3)(ii) of Regulation S-X. Otherwise, please advise.
UGI Corporation Response
The Company acknowledges that the restricted net assets of its consolidated subsidiaries exceed 25 percent of the consolidated net assets of the Company as of September 30, 2007. In future filings with the Commission, the Company will provide disclosure within the debt note to its financial statements substantially as follows:
“At September 30, 2007, the amount of net assets of UGI’s consolidated subsidiaries that was restricted from transfer under borrowing arrangements, subsidiary partnership agreements and regulatory requirements under foreign laws totaled approximately $1,250 million.”
Note 8- Common Stock and Incentive Stock Award Plans, page F-28
8. Regarding UGI unit awards, please tell us your consideration of providing separately the information specified in paragraphs A240(a)-(e) of SFAS 123(R) for 1) UGI stock awards classified as equity, 2) UGI stock awards classified as liabilities, 3) UGI performance awards classified as equity, and 4) UGI performance awards classified as liabilities. Refer to paragraph A240(f) of SFAS 123(R). In addition, tell us why UGI unit awards outstanding under the OECP and predecessor equity-based compensation plans disclosed in the paragraph below the second table on page F-30 differs from the number of nonvested units disclosed in the referenced table.

Mr. H. Christopher Owings
March 27, 2008

UGI Corporation Response
The Company does not believe it is necessary to disclose separately the information specified in paragraphs A240(a) — (e) of SFAS 123(R) for each type of UGI Unit award or for awards that are classified differently (i.e., equity vs. liability) because of the relative immateriality of the total effect of all UGI Unit awards on operating results, cash flows and the number of outstanding shares of UGI Common Stock.
The total number of shares of UGI Common Stock issued and outstanding at September 30, 2007 was 106,646,886. The number of shares of Common Stock represented by all UGI Units outstanding at September 30, 2007 totaled 879,000. The average number of shares covered by all UGI Unit awards granted during each of fiscal 2007, 2006 and 2005 equaled 238,642.
The amount of pre-tax expense recorded in fiscal 2007, 2006 and 2005 related to UGI Unit awards was $4.7 million, $5.0 million and $15.0 million, respectively. The fiscal 2005 expense was before the Company’s adoption of SFAS 123(R) and before the settlement terms of certain UGI Unit awards were modified in fiscal 2006 resulting in the classification as equity of a portion of certain awards granted after December 31, 2005. This modification reduced the volatility of the fair value of awards granted after December 31, 2005.
The number of shares represented by UGI Units outstanding at September 30, 2007 is immaterial to the total number of shares of UGI Common Stock outstanding (0.6%). Likewise, the amount of pretax expense recorded in fiscal 2007, 2006 and 2005 is immaterial (1%, 2% and less than 5%, respectively) to total consolidated income before income taxes and minority interests for each of the last three fiscal years. In addition, the amount of cash used to settle UGI Units during the last three fiscal years averaged less than $7 million, with most of that occurring in fiscal 2005 before the adoption of SFAS 123(R) and the bifurcation of the classification of certain UGI Unit award grants. This amount is not material to the Company’s consolidated cash flows from operating activities.
The number of UGI Units in the table at September 30, 2007 (391,769) is nonvested units only. The number of shares of Common Stock covered by all units outstanding at September 30, 2007, vested and nonvested, is 879,000.

Mr. H. Christopher Owings
March 27, 2008

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 20
9. We note that throughout the Compensation Discussion and Analysis you indicate that the compensation and management development committee engages in benchmarking with the benchmarks being determined with reference to the two surveys prepared by Towers Perrin. Please disclose the names of the companies underlying each of the compensation surveys prepared by Towers Perrin. See Item 402(b)(2)(xiv). See also Staff Observations in the Review of Executive Compensation Disclosure (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).
UGI Corporation Response
The Company’s compensation program is structured to provide a competitive level of total compensation necessary to attract and retain talented and experienced executives. In order to accomplish this goal, the Company’s Compensation and Management Development Committee engages Towers Perrin to provide assistance with respect to market analysis. Towers Perrin provides the Compensation and Management Development Committee with market data from its General Industry Executive Compensation Database (“General Industry Database”) and its Energy Services Executive Compensation Database (“Energy Services Database”). The Compensation and Management Development Committee does not benchmark against specific companies in the General Industry Database or the Energy Services Database but, instead, references Towers Perrin’s statistical summaries of pay practices of the approximately 800 companies included in the General Industry Database and the approximately 90 utility companies included in the Energy Services Database. Moreover, the Compensation and Management Development Committee retains discretion in establishing compensation and does not have a commitment to compensate executive officers through a firm and direct connection between the compensation paid by the Company and the compensation paid by any of the companies from which the survey data was obtained. Thus, “benchmarking” in the sense used in Item 402(b)(2)(xiv) of Regulation S-K has not been used to set executive compensation. In the Company’s discussion of long-term compensation in the Compensation Discussion and Analysis (beginning on page 25 of the Company's Definitive Proxy Statement on Schedule 14A), it stated that the Compensation and Management Development Committee referenced a specific peer group of companies in determining the performance criteria underlying performance units to be awarded to executive officers and the Company provided a list of those companies. The Company will continue to provide such information in the future. Additionally, if, in the future, the Company decides to benchmark other elements of compensation against specific companies, it will disclose such specific companies in future filings.

Mr. H. Christopher Owings
March 27, 2008

The above analysis also applies when AmeriGas Propane, Inc.’s Compensation/Pension Committee establishes the compensation of AmeriGas Partners, L.P.’s named executive officers who are employed by AmeriGas Propane, Inc. (the general partner of AmeriGas Partners, L.P.). As stated in the Company’s Compensation Discussion and Analysis, AmeriGas Propane, Inc. structures its compensation program to provide a competitive level of total compensation necessary to attract and retain talented and experienced executives. In order to accomplish this goal, the AmeriGas Propane, Inc. Compensation/Pension Committee engages Towers Perrin to provide assistance with respect to market analysis. Towers Perrin provides the Compensation/Pension Committee with market data from its General Industry Database. The Compensation/Pension Committee does not benchmark against specific companies in the General Industry Database but, instead, references Towers Perrin’s statistical summaries of pay practices of the approximately 800 companies included in the General Industry Database. Moreover, the Compensation/Pension Committee retains discretion in establishing compensation and does not have a commitment to compensate executive officers through a firm and direct connection between the compensation paid by AmeriGas Propane, Inc. and the compensation paid by any of the companies from which the survey data was obtained. Thus, “benchmarking” in the sense used in Item 402(b)(2)(xiv) of Regulation S-K has not been used to set executive compensation. In the Company’s discussion of long-term compensation in the Compensation Discussion and Analysis (beginning on page 25 of the Company’s Definitive Proxy Statement on Schedule 14A), the Company stated that the Compensation/Pension Committee referenced a specific peer group of companies in determining the performance criteria underlying performance units to be awarded to executive officers and it provided a list of those companies. The Company will continue to provide such information in the future. Additionally, if, in the future, AmeriGas Propane, Inc. decides to benchmark other elements of compensation against specific companies, the Company will disclose such specific companies in future filings.
Exhibits 31.1 and 31.2
10. Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace “this annual report” with “this report” in paragraph 2, replace “during the registrant’s fourth fiscal quarter” with “during the registrant’s most recent quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and include the parenthetical language “(or persons performing the equivalent functions)” at the end of paragraph 5. Please also revise certifications filed as exhibits to reports on Form 10-Q to the extent applicable.
UGI Corporation Response
The Company will revise Exhibits 31.1 and 31.2 in all future filings to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K.

Mr. H. Christopher Owings
March 27, 2008

Form 8-K filed November 14, 2007
11. We note your presentation of adjusted diluted earnings per share and the reconciliation of the differences between the non-GAAP financial measure and the directly comparable financial measure calculated and presented in accordance with GAAP in the press release furnished as Exhibit 99. In future reports on Form 8-K, please clearly identify non-GAAP financial measures presented as such and also provide the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Refer to the instructions of Item 2.02 of Form 8-K.
UGI Corporation Response
Because adjusted diluted earnings per share is a non-GAAP financial measure, the Company reconciles adjusted diluted earnings per share to diluted earnings per share in its November 14, 2007 8-K as required by Item 10(e)(1)(i)(B) of Regulation S-K. In future filings and press releases if the Company refers to adjusted diluted earnings per share, it will also include the information required by Items 10(e)(1)(i)(C) and (D) of Regulation S-K.
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
12. Please address the comments above in your Forms 10-Q as applicable.
UGI Corporation Response
To the extent the responses above are applicable to the disclosures required or otherwise provided in quarterly reports on Form 10-Q, the Company will provide such disclosures or information in future filings.
* * * * *
If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.
Sincerely yours,
/s/ Linda L. Griggs
Linda L. Griggs

cc.	Lon R. Greenberg Michael J. Cuzzolina Peter Kelly Richard R. Eynon Barry J. Misthal, PricewaterhouseCoopers LLP